SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

NexPoint Credit Strategies Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

65340G106
(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer
Highland Capital Management, L.P.
300 Crescent Court, Suite 700
Dallas, Texas 75201
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 19, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [  ].

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 65340G106	13D	Page 2 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,317,755.38
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 662,163.18
	9	SOLE DISPOSITIVE POWER 1,317,755.38
	10	SHARED DISPOSITIVE POWER 662,163.18

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,979,918.56
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* IA, PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 3 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 1,979,918.56
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,979,918.56

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,979,918.56
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* HC, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 4 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Governance Re, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 173,352.2865
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 173,352.2865
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,352.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 5 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Governance, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 173,352.2865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,352.2865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,352.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* HC,OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 6 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thread 55, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 173,352.2865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 173,352.2865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,352.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* HC,OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 7 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 11,936
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 173,352.2865
	9	SOLE DISPOSITIVE POWER 11,936
	10	SHARED DISPOSITIVE POWER 173,352.2865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,288.2865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* HC, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 8 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PCMG Trading Partners XXIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 26,415
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,415
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 9 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors III, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 26,415
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,415
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* HC, CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 10 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Dugaboy Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 4,058,459.109
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,058,459.109
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,058,459.109
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 65340G106	13D	Page 11 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 50,545.79
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 6,380,610.956
	9	SOLE DISPOSITIVE POWER 50,545.79
	10	SHARED DISPOSITIVE POWER 6,380,610.956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,431,156.746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14	TYPE OF REPORTING PERSON* HC, IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand I”), Governance Re, Ltd., a Bermuda limited company (“Governance Re”), Governance, Ltd., a Bermuda limited company (“Governance Parent”), Thread 55, LLC, a Delaware limited liability company (“Thread”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), PCMG Trading Partners XXIII, L.P., a Delaware limited partnership (“PCMG”), Strand Advisors III, Inc., a Delaware corporation (“Strand III”), The Dugaboy Investment Trust, a Delaware trust (“Dugaboy”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of each of Strand I and III.  Strand I is the general partner of Highland Capital.  Strand III is the general partner of PCMG.  James D. Dondero is the President of Highland Services and also the trustee of Dugaboy.  Highland Services is the sole member of Thread, which is the sole shareholder of Governance Parent, which is the sole shareholder of Governance Re.  This Schedule 13D relates to Common Stock (the “Common Stock”), of NexPoint Credit Strategies Fund, a Delaware statutory trust (the “Issuer”), held by the Reporting Persons and certain related entities.

Item 1.                  Security and Issuer

Securities acquired:  Common Stock (the “Common Stock”).

Issuer:                  NexPoint Credit Strategies Fund
200 Crescent Court
Suite 700
Dallas, Texas 75201

Item 2.                  Identity and Background

(a)           This Schedule 13D is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), (ii) Strand Advisors, Inc., a Delaware corporation (“Strand I”), (iii) Governance Re, Ltd., a Bermuda limited company (“Governance Re”), (iv) Governance, Ltd., a Bermuda limited company (“Governance Parent”), (v) Thread 55, LLC, a Delaware limited liability company (“Thread”), (vi) Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), (vii) PCMG Trading Partners XXIII, L.P., a Delaware limited partnership (“PCMG”), (viii) Strand Advisors III, Inc., a Delaware corporation (“Strand III”), (ix) The Dugaboy Investment Trust, a Delaware trust (“Dugaboy”), and (x) James D. Dondero.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”).  Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)           The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c)           The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons.  The principal business of Strand I is serving as the general partner of Highland Capital.  Strand I may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital.  The principal business of Governance Re is insurance and making and holding investments.  The principal business of Governance Parent is serving as the sole shareholder of Governance Re.  Governance Parent may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Governance Re.  The principal business of Thread is serving as the sole shareholder of Governance Parent.  Thread may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Governance Parent.  The principal business of Highland Services is making and holding investments and serving as the sole member of Thread.  Highland Services may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Thread.  The principal business of PCMG is making and holding investments.  The principal business of Strand III is serving as the general partner of PCMG.  Strand III may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of PCMG.  The principal business of Dugaboy is making and holding investments.  The principal business of Mr. Dondero is serving as the President of Highland Services, Strand I and Strand III, and the trustee of Dugaboy.  Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Governance Re, Governance Parent, Thread, Highland Services, Strand I, Strand III and Dugaboy.

(d)           During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e)           During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)           The citizenship of Mr. Dondero is the United States. Highland Capital, Strand, Thread, Highland Services, PCMG, Strand III, and Dugaboy are Delaware entities. Governance Re and Governance Parent are Bermuda entities.

Item 3.                  Source and Amount of Funds

As of September 23, 2014, the Reporting Persons had invested approximately $56,533,027.68 (inclusive of brokerage commissions) in the securities of the Issuer.  The source of these funds was the working capital of the Reporting Persons.

Item 4.                  Purpose of the Transaction

James D. Dondero is the President of NexPoint Advisors GP, LLC, a Delaware limited liability company, which is the general partner of NexPoint Advisors, L.P., a Delaware limited partnership (“NexPoint”).  NexPoint serves as the investment advisor to the Issuer.  The shares of Common Stock were purchased by the Reporting Persons in open market transactions for the benefit of (i) certain employee investment programs managed by the Reporting Persons and (ii) other related entities.

The Reporting Persons purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, represented an attractive investment opportunity.  The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities.  The Reporting Persons intend to purchase additional shares of Common Stock on the open market.  However, the timing and amount of such purchases will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.  Notwithstanding the foregoing, the Reporting Persons may decide not to make additional purchases or may seek to sell shares of Common Stock depending on general economic and/or market conditions.

The purpose of the acquisition of the Common Stock of the Issuer was for investment, and the acquisition of the Common Stock of the Issuer was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations.  The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.  The purchases of shares of Common Stock have been previously reported by the Reporting Persons on Form 4s filed with the Securities and Exchange Commission.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the

Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.                  Interest in Securities of the Issuer

(a)           As of September 23, 2014, (i) Highland Capital may be deemed to beneficially own 1,979,918.56 shares of Common Stock, which represents approximately 3.1% of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 1,979,918.56 shares of Common Stock, which represents approximately 3.1% of the outstanding Common Stock; (iii) Governance Re may be deemed to beneficially own 173,352.2865 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (iv) Governance Parent may be deemed to beneficially own 173,352.2865 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (v) Thread may be deemed to beneficially own 173,352.2865 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (vi) Highland Services may be deemed to beneficially own 185,288 shares of Common Stock, which represents approximately 0.3% of the outstanding Common Stock; (vii) PCMG may be deemed to beneficially own 26,415 shares of Common Stock, which represents approximately 0.0% of the outstanding Common Stock; (viii) Strand III may be deemed to beneficially own 26,415 shares of Common Stock, which represents approximately 0.0% of the outstanding Common Stock; (ix) Dugaboy may be deemed to beneficially own 4,058,459.109 shares of Common Stock, which represents approximately 6.4% of the outstanding Common Stock; and (x) James D. Dondero may be deemed to beneficially own 6,431,156.746 shares of Common Stock, which represents approximately 10.1% of the outstanding Common Stock.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.	1,317,755.38	662,163.18	1,317,755.38	662,163.18
Strand Advisors, Inc.	0	1,979,918.56	0	1,979,918.56
Governance Re, Ltd.	173,352.2865	0	173,352.2865	0
Governance, Ltd.	0	173,352.2865	0	173,352.2865
Thread 55, LLC	0	173,352.2865	0	173,352.2865
Highland Capital Management Services, Inc.	11,936	173,352.2865	11,936	173,352.2865
PCMG Trading Partners XXIII, L.P.	26,415	0	26,415	0
Strand Advisors III, Inc.	0	26,415	0	26,415
The Dugaboy Investment Trust	4,058,459.109	0	4,058,459.109	0
James D. Dondero	50,545.79	6,431,156.746	50,545.79	6,431,156.746

(c)     Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons.  The transactions in the Common Stock were effected in the open market.

(d)No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.                  Material to be Filed as Exhibits

Exhibit 99.1           Joint Filing Agreement by and among the Reporting Persons.

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2014

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:Strand Advisors, Inc., its general partner

By:    /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

STRAND ADVISORS, INC.

By:   /s/ James D. Dondero
              Name:  James D. Dondero
              Title:    President

GOVERNANCE RE, LTD.

By:  Governance, Ltd., its sole shareholder

By:  Thread 55, LLC, its sole shareholder

By:  Highland Capital Management Services, Inc.,
its sole member

         By:    /s/ James D. Dondero
                   Name:  James D. Dondero
                   Title:  President

GOVERNANCE, LTD.

By:  Thead 55, LLC, its sole shareholder

By:  Highland Capital Management Services, Inc.,
its sole member

          By:   /s/ James D. Dondero
                   Name: James D. Dondero
                   Title:   President

THREAD 55, LLC

By:  Highland Capital Management Services, Inc.,
its sole member

By:     /s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL MANAGEMENT
SERVICES, INC.

By:  /s/  James D. Dondero
        Name: James D. Dondero
        Title:   President

PCMG TRADING PARTNERS XXIII, L.P.

By:  Strand Advisors III, Inc., its general partner

        By:  /s/ James D. Dondero
                                                                                                          Name: James D. Dondero
                                                                                                          Title:   President

                                                                                           STRAND ADVISORS III, INC.

                                                                                                  By:  /s/ James D. Dondero
                                                                                                  Name:  James D. Dondero
                                                                                                  Title:    President

                                                                                           THE DUGABOY INVESTMENT TRUST

                                                                                                   By:  /s/ James D. Dondero
                                                                                                   Name:  James D. Dondero
                                                                                                   Title:    Trustee

                                                                                           /s/ James D. Dondero
                                                                                           James D. Dondero

ANNEX A

TRANSACTIONS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Person on behalf of the Reporting Person in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 23, 2014.

Date	Effected By	Purchase/Sale	Quantity	Price
7/18/2014	James D. Dondero	Open Market Purchase	118	$12.36
7/22/2014	Highland Capital	Open Market Purchase	16,569.63	$12.33
7/22/2014	Highland Capital	Open Market Purchase	1,343.84	$12.33
7/23/2014	PCMG	Open Market Purchase	141	$12.3328
7/24/2014	Dugaboy	Open Market Purchase	110,132.1898	$12.3328
8/22/2014	Dugaboy	Open Market Purchase	118,363.7313	$11.5372
8/22/2014	Highland Capital	Open Market Purchase	1,443.96	$11.54
8/22/2014	PCMG	Open Market Purchase	151.581	$11.5372
8/22/2014	Highland Capital	Open Market Purchase	16,659.23	$11.54
8/22/2014	Governance Re	Open Market Purchase	173,352.2865	$11.53
9/3/2014	James D. Dondero	Open Market Purchase	32,480.87	$11.43
9/3/2014	Highland Capital	Open Market Purchase	16,957	$11.19
9/4/2014	James D. Dondero	Open Market Purchase	4,535.94	$11.53
9/19/2014	Dugaboy	Open Market Purchase	123,269.1377	$11.14

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of NexPoint Credit Strategies Fund, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 23, 2014.

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:Strand Advisors, Inc., its general partner

By:    /s/ James D. Dondero
Name:  James D. Dondero
Title:  President

STRAND ADVISORS, INC.

By:   /s/ James D. Dondero
              Name:  James D. Dondero
              Title:    President

1

GOVERNANCE RE, LTD.

By: Governance, Ltd., its sole shareholder

By: Thread 55, LLC, its sole shareholder

By: Highland Capital Management Services, Inc.,
its sole member

By: /s/ James D. Dondero
Name: James D. Dondero
Title: President

GOVERNANCE, LTD.

By: Thead 55, LLC, its sole shareholder

By: Highland Capital Management Services, Inc.,
its sole member

By: /s/ James D. Dondero
Name: James D. Dondero
Title: President

THREAD 55, LLC

By: Highland Capital Management Services, Inc.,
its sole member

By: /s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL MANAGEMENT
SERVICES, INC.

By: /s/ James D. Dondero
Name: James D. Dondero
Title: President

2

PCMG TRADING PARTNERS XXIII, L.P.

By: Strand Advisors III, Inc., its general partner

       By: /s/ James D. Dondero
              Name: James D. Dondero
              Title: President

STRAND ADVISORS III, INC.

        By: /s/ James D. Dondero
        Name: James D. Dondero
        Title: President

THE DUGABOY INVESTMENT TRUST

        By: /s/ James D. Dondero
        Name: James D. Dondero
        Title: Trustee

/s/ James D. Dondero
James D. Dondero

3